FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 2, 2014

FAIRFAX ANNOUNCES

RESET DIVIDEND RATE ON ITS SERIES C PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series C (“Series C Shares”) (TSX: FFH.PR.C) for the five years commencing January 1, 2015 and ending December 31, 2019, with the result that the quarterly dividends on the Series C Shares during that period will be paid at an annual rate equal to Cdn.$1.14450 per share.

Holders of Series C Shares have the right, at their option, to convert all or part of their Series C Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series D (the “Series D Shares”), effective December 31, 2014.  The deadline for exercising this conversion privilege is 5:00 p.m. (Toronto time) on December 16, 2014.

The quarterly floating rate dividends on the Series D Shares will be paid at an annual rate, calculated for each quarter, of 3.15% over the annual yield on three-month Government of Canada treasury bills (calculated as set out in the prospectus supplement relating to the public offering of the Series C Shares dated September 29, 2009). The quarterly dividend amount in respect of the initial dividend period will be Cdn.$0.25212 per share, payable on March 31, 2015.

As provided in the share conditions of the Series C Shares, (i) if Fairfax determines that there would be fewer than 1,000,000 Series C Shares outstanding after December 31, 2014, all remaining Series C Shares will be automatically converted into Series D Shares on a one-for-one basis effective December 31, 2014; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series D Shares outstanding after December 31, 2014, no Series C Shares will be permitted to be converted into Series D Shares.  There are currently 10,000,000 Series C Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series D Shares effective upon conversion.  Listing of the Series D Shares is subject to Fairfax fulfilling all the listing requirements of the TSX and, upon approval, the Series D Shares will be listed on the TSX under the trading symbol “FFH.PR.D”.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946